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                           December 27, 2023

       Andrew Allen, M.D., Ph.D.
       Chief Executive Officer
       Gritstone bio, Inc.
       5959 Horton Street, Suite 300
       Emeryville, CA 94608

                                                        Re: Gritstone bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2023
                                                            File No. 333-276242

       Dear Andrew Allen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Robert Freedman, Esq.